December 20, 2010
VIA HAND DELIVERY AND EDGAR TRANSMISSION
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6968

RE:	Grifols, SA Amendment No. 2 to Registration Statement on Form F-4 Filed November 5, 2010 File No. 333-168701 Response to Staff Comment Letter dated November 17, 2010
Dear Mr. Riedler:
Reference is made to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced amendment to the registration statement on Form F-4 (the “Registration Statement”) of Grifols, S.A. in your letter dated November 17, 2010 (the “Comment Letter”).
I am writing to advise the Staff that the Company provided its responses to Comments No. 1, 3 and 5 of the Comment Letter in a response letter that was filed with the Commission on November 22, 2010. I respectfully refer the Staff to such responses.
In addition, the Staff is advised that, pursuant to telephonic conversations with the Staff, additional disclosures have been made in response to Comments No. 2, 3 and 4 of the Comment Letter. In response to Comment No. 2, please see page F-12 of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) that is being filed today with the Staff. In response to Comment No. 3, please see pages F-12 to F-14 of Amendment No. 3. In response to Comment No. 4, please see pages F-7, F-14 and F-15 of Amendment No. 3.
Four clean copies of Amendment No. 3, together with exhibits and annexes, and four marked courtesy copies are being delivered to you for your reference. The marked copies reflect all changes made since the filing of Amendment No. 2 to the Registration Statement on November 5, 2010.
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December 20, 2010

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Julie Allen at (212) 969-3155 or Peter Samuels at (212) 969-3335.

Sincerely,

/s/	Julie M. Allen, Esq.

Julie M. Allen, Esq.

cc:	Christine Allen Melissa Rocha Scott Foley Suzanne Hayes